August 8, 2024

James W. Creamer, III
Chief Financial Officer
Selectis Health, Inc.
8480 E Orchard Rd, Ste 4900
Greenwood Village, CO 80111

       Re: Selectis Health, Inc.
           Form 10-K for the year ended December 31,2023
           Filed April 16, 2024
           File No. 000-15415
Dear James W. Creamer III:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31,2023
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
24

1. We note that based on your evaluation, management concluded that disclosure controls and procedures were not effective as of December 31, 2023 due to material weaknesses in internal controls over financial reporting. Please revise to explicitly state management's conclusion regarding internal control over financial reporting as of December 31, 2023.
Exhibits

2. We note that Exhibits 32.1 and 32.2 refer to the Annual Report of Selectis Health, Inc.
       (the    Company   ) on Form 10-K for the period ended December 31, 2022.
Please file a
       full amendment to furnish Section 902 certifications that refer to the Form 10-K for the period ended December 31, 2023.
General

3. We note the sale of the Archway Property effective June 18, 2024. Please confirm that in
 August 8, 2024
Page 2

       future periodic filings you will provide robust MD&A disclosure of this sale and the anticipated impact on your operating revenues and expenses to the extent material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at (202) 551-3129 or Kristi Marrone at (202) 551-3429 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Adam Desmond